FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Items

1.	Press release dated January 28, 2004 titled "CN announces three-for-two stock split, and 17 per cent increase in cash dividend"

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces three-for-two stock split, and 17 per cent increase in cash dividend

MONTREAL, Jan. 28, 2004 — CN announced today that its Board of Directors has approved a three-for-two stock split of the company’s common shares outstanding. The board has also approved a 17 per cent increase in CN’s quarterly cash dividend.

The three-for-two stock split will take the form of a stock dividend. Shareholders will receive one-half additional common share of CN for each common share held (i.e., one additional share for each two shares held). The stock dividend will be payable on Feb. 27, 2004, to shareholders of record at the close of business on Feb. 23, 2004.

In addition, a quarterly cash dividend of nineteen and one-half cents (Cdn $0.195) per common share post-split will be paid on March 29, 2004, to shareholders of record at the close of business on March 8, 2004.

E. Hunter Harrison, president and chief executive officer of CN, said: ”The stock split and dividend increase demonstrate the directors’ confidence in the company, as evidenced by CN’s continuing strong earnings and cash flow performance. The stock split will improve liquidity and increase the float of CN shares. This will benefit the company and its shareholders by ensuring CN shares are more accessible to individual investors.”

Including today’s dividend announcement, CN -- since the initial public offering of company shares in 1995 -- has increased its cash dividend annually eight times by a total of almost 200 per cent. In addition, CN’s share price has increased by more than 500 per cent since 1995.

The stock split will have no unfavorable tax consequences in Canada or the United States, and will not dilute shareholders’ equity.

All equity-based benefit plans will reflect the additional shares or options resulting from the declaration of the stock split. All share and per share data for future periods will also reflect the split.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:

Media	Investment Community

Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 28, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary